EXHIBIT 99.2



                               ITEM 7 INFORMATION

The securities being reported on by P&U Inc., as a parent holding company, are all owned by P&U AB, a Swedish corporation, which is a wholly owned subsidiary of P&U BV, a "check the box" entity incorporated in the Netherlands. P&U BV is a wholly owned subsidiary of P&U Inc., a Delaware corporation.